Exhibit 99.1

Press Release Regulated Information 25 August 2016 07:00 am CEST

Celyad Reports First Half 2016 Financial Results and Operational Progress

Management to Host Conference Call at 2pm CEST/8am EDT Today

Mont-Saint-Guibert, Belgium - Celyad (Euronext Brussels and Paris, and NASDAQ: CYAD), a leader in the discovery and development of cell therapies, today announced its consolidated financial results for the six-month period ending 30 June 2016 prepared in accordance with IFRS as endorsed by the European Union. The full interim financial report (regulated information) is available on our website in the Investors section. The Half Year 2016 consolidated financial statements were subject to a limited review by the company’s statutory auditors.

Operational highlights

Immuno-Oncology Platform

•	Clinical Trials

The NKR-2 autologous program (Phase I single administration, dose escalation trial investigating the safety and feasibility of NKR-2 in AML and MM patients):

•	Successful completion of the second and third dose level cohorts.

•	The last patient in the fourth, and final, dose level cohort has been infused and will be evaluated upon completion of the 21-day safety follow-up period.

•	No dose limiting toxicities have been reported to date.

•	Results from the trial are expected to be available in the fourth quarter of 2016.

•	Initiation of multiple-dose trials in AML, MM and solid tumors (bladder, triple-negative breast, colorectal, ovarian and pancreatic cancers) to commence upon successful completion and analysis of the fourth dose level cohort. Interim data from the multiple dose trials is expected in the second half of 2017.

•	Scientific Partnerships and Collaborations

•	Following the end of the first half, on July 11, we announced an exclusive licensing agreement with ONO Pharmaceutical for the development and commercialization of our allogeneic NKR-2 T-cell therapy in Japan, Korea and Taiwan. Total deal value of up to 31.325 JPY B (€282 million or $311.5 million) plus double digit royalties on net sales in ONO territories.

•	Academic research collaboration with Institut Curie’s Immunity and Cancer Unit to benefit from their translational, pre-clinical and clinical expertise in cancer biology and immunology.

•	Creation of a Scientific Advisory Board, comprised of ten of the leading international immuno-oncology experts.

www.celyad.com  |  1

Press Release Regulated Information 25 August 2016 07:00 am CEST

•	Management Team and Leadership

•	Dr. David Gilham, one of Scientific Advisory Board members, joined Celyad full-time as Vice President of Research and Development.

•	Intellectual Property

Our allogeneic platform

•	Issuance of US Patent 9,273,283 that provides broad protection for our proprietary method of producing allogeneic human T-cells that are engineered to be T-Cell Receptor (TCR)-deficient and express a Chimeric Antigen Receptor (CAR).

•	In combination with US Patent 9,181,527, issued in November 2015 and covering all TCR-deficient T-cells, regardless of production method, we possess a robust IP portfolio in the field of TCR-deficient T-cells for the treatment of cancer and other diseases.

•	We plan to enter allogeneic NKR-2, which incorporates TCR Inhibitory Molecules (TIMs), into the clinic in 2H17.

Cardiovascular Platform

•	Clinical Trials

•	At the end of June, we announced the top-line results of the Phase III CHART-1 trial, evaluating C-CURE® for the treatment of ischemic heart failure. The primary endpoint of the trial was not met.

•	We are analyzing the data and evaluating potential options for the C-CURE® program. We are encouraged by initial indications from investigators that a significant subgroup of patients, within well-defined baseline end-diastolic volume parameters, receive a clinically meaningful benefit from C-CURE® therapy.

•	CHART-1 results will be outlined in a Late Breaking Session at the European Society of Cardiology Congress on Sunday, August 28, 2016.

•	Partnerships and Collaborations

•	We will seek guidance from the European Medicines Agency (EMA) regarding future steps and will pursue a partner to continue the development and commercialization of C-CURE®.

Corporate and financial Highlights

•	During the first half of the year, we enhanced our executive management team with the hire of several experienced professionals: David Gilham – VP Research & Development; Jean-Pierre Latere – VP Business Operations & Commercialization; Richard Mountfield – VP Global Clinical Operations & Regulatory Affairs; and Graham Morrell – VP Investor Relations & Communication.

•	Celyad ended the first half of 2016 with EUR 86 million in cash and short-term deposits. This amount in treasury should enable to fund the Group operating expenses and capital expenditure requirements, based on the current scope of our activities, until the end of 2018.

www.celyad.com | 2

Press Release Regulated Information 25 August 2016 07:00 am CEST

Dr. Christian Homsy, CEO of Celyad, said: “The first half of 2016 was an important period for Celyad. We continued to deliver on our development objectives for NKR-2 and reached important clinical milestones with the successful completion of our Phase I trial first three cohorts. With the last patient of the trial being treated, we now look forward to reporting the outcome and starting the next phase of our clinical development plan, the start of our multiple dosing umbrella trials testing NKR-2 in five solid and two blood malignancies. The signature of key international academic and industrial partnerships and the strong reinforcement of our intellectual property portfolio have confirmed the potential and attractiveness of our platform.

Celyad has also announced the results of the CHART-1 Phase III trial evaluating C-Cure® cell therapy. Though the primary endpoint was unfortunately not met, a clinically and statistically significant outcome, consistent across all parameters tested, was observed for a substantial, clearly definable, group of heart failure patients. Those results and the feedback from our cardiology program advisors encourage us to seek guidance from the regulatory authorities in Europe and the USA on the path forward for this promising technology. Consistent with our strategic repositioning in immune-oncology, we are actively looking for a partner to further develop C-Cure and fund the CHART-2 trial in the USA.

Looking forward, Celyad is focusing its efforts and accelerating the development of its immuno-oncology platform, with the objective to become a global leader in engineered cell-based immunotherapies for cancer treatment. The funds raised last year as well as the payment resulting from our license agreement with ONO provide a solid financial foundation for us to continue to advance our vision of developing pioneering breakthrough therapies for life-threatening diseases.”

Patrick Jeanmart, Chief Financial Officer of Celyad, said: “We terminated the first semester of 2016 with a solid cash position. The EUR 86 million in hands does not include yet the EUR 11 million payment of ONO Pharmaceuticals, resulting from the license deal announced earlier in July. This cash position offers us a lot of perspectives in our future Immuno-oncology development activities.”

Selected First Half 2015 Financial Results

In million euros	H1 2016	H1 2015
Research & Development expenses	14.8	11.5
General & Administration expenses	4.7	3.6
Operating loss	17.2	15.1
Loss of the period	16.9	15.3
Loss per share (in €)	1.8	2.1
Change in net cash and cash equivalent	46.5	88.5
Cash and short term investment	86.0	107.5

www.celyad.com | 3

Press Release Regulated Information 25 August 2016 07:00 am CEST

Management to Host Conference Call at 2pm (CEST)/8am (EDT) today

Conference Call Details

A conference call will be held on Thursday 25 2016 at 2:00pm (CEST) / 8:00am (EDT) to review the financial results. Christian Homsy, Chief Executive Officer, and Patrick Jeanmart, Chief Financial Officer, will deliver a brief presentation followed by a Q&A session.

Participants are asked to call the assigned numbers approximately five minutes before the conference call begins.

www.celyad.com | 4

Press Release Regulated Information 25 August 2016 07:00 am CEST

The call can be accessed by dialling the numbers below and using the passcode: 70807261.

International:	+44 (0) 1452 584233
Belgium:	024003425
France:	0800947325
UK:	08002795994
US:	1 866 629 0057

***END***

For more information, please contact:

For Europe: Consilium Strategic Communications

Chris Gardner, Chris Welsh, and Laura Thornton - T: +44 (0)20 3709 5700 - celyad@consilium-comms.com

For France: NewCap

Pierre Laurent and Nicolas Mérigeau - T: + 33(0)1 44 71 94 94 - celyad@newcap.eu

For Belgium: Comfi

Gunther De Backer - T.: +32 (0)2 290 90 90 - gunther@comfi.be

Celyad

Belgium: Christian Homsy, CEO, Patrick Jeanmart, CFO: T: +32 (0)10 39 41 00 - investors@celyad.com

USA: Graham Morrell, VP Investor Relations and Communication: T: +1 (0) 857 990 6909 gmorrell@celyad.com

To subscribe to Celyad’s newsletter, visit www.celyad.com

Follow us on Twitter @CelyadSA and on LinkedIn

About Celyad

Celyad is a clinical-stage biopharmaceutical company focused on the development of specialized cell-based therapies. The Company utilizes its expertise in cell engineering to target severe diseases with significant unmet need, including cancer. Celyad’s Natural Killer Receptor (NKR) based T-Cell platform has the potential to treat a broad range of solid and liquid tumors. Its lead oncology candidate, NKR-2, is currently being evaluated in a Phase I clinical trial. In addition, Celyad has completed a Phase III trial in the EU for its C-Cure® cardiovascular disease candidate in ischemic heart failure.

Celyad was founded in 2007 and is based in Mont-Saint-Guibert, Belgium, and Boston, Massachusetts. Celyad’s ordinary shares are listed on the Euronext Brussels and Euronext Paris exchanges, and its American Depository Shares are listed on NASDAQ Global Market, all under the ticker symbol CYAD.

Forward looking statements

In addition to historical facts or statements of current condition, this press release contains forward-looking statements, including statements about the potential safety and feasibility of NKR-2 T-cell therapy and C-Cure and the clinical potential of the Company’s technology platform generally and the timing of future clinical trials, which reflect our current expectations and projections about future events, and involve certain known and unknown risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements.

In particular, it should be noted that the safety data described in the release are preliminary in nature and the Phase I trial is not completed. There is limited data concerning safety and feasibility of NKR-2. These data may not continue for these subjects or be repeated or observed in ongoing or future studies involving our NKR-2 therapy, C-Cure or other product candidates. It is possible that safety issues or adverse events may arise in the future.

www.celyad.com | 5

Press Release Regulated Information 25 August 2016 07:00 am CEST

These forward-looking statements are further qualified by important factors, which could cause actual results to differ materially from those in the forward-looking statements, including risks associated with conducting clinical trials; the risk that safety, bioactivity, feasibility and/or efficacy demonstrated in earlier clinical or pre-clinical studies may not be replicated in subsequent studies; risk associated with the timely submission and approval of anticipated regulatory filings; the successful initiation and completion of clinical trials, including Phase III clinical trials for C-Cure® and Phase I clinical trial for NKR-2; risks associated with the satisfaction of regulatory and other requirements; risks associated with the actions of regulatory bodies and other governmental authorities; risks associated with obtaining, maintaining and protecting intellectual property, our ability to enforce our patents against infringers and defend our patent portfolio against challenges from third parties; risks associated with competition from others developing products for similar uses; risks associated with our ability to manage operating expenses;, and risks associated with our ability to obtain additional funding to support our business activities and establish and maintain strategic business alliances and business initiatives. A further list and description of these risks, uncertainties and other risks can be found in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s prospectus filed with the SEC on June 19, 2015 and future filings and reports by the Company. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. The Company expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

C3BS-CQR-1, C-Cure, NKG2D CAR T-cell, NKR-2, C-Cathez™, Celyad, CHART-1, CHART-2 and OnCyte logos are signs internationally protected under applicable Intellectual Property Laws. Mayo Clinic holds equity in Celyad as a result of intellectual property licensed to the Company.

www.celyad.com | 6

“We Care, We Cure”

INTERIM FINANCIAL REPORT

H1 2016

REGULATED INFORMATION

This report is prepared in accordance with article 13 of the Belgian Royal Decree of November 14, 2007.

Celyad publishes its Interim Financial Report in French. Celyad has also produced an English translation of this Interim Financial Report for convenience purposes only. In the event of differences of interpretation between the English and the French versions of the Report, the original French version will prevail.

Forward looking statements

In addition to historical facts or statements of current condition, this report contains forward-looking statements, including statements about the safety and efficacy of Celyad’s product candidates, the clinical and commercial potential of these product candidates and the adequacy of Celyad’s financial resources, which reflect our current expectations and projections about future events, and involve certain known and unknown risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements.

These forward-looking statements are further qualified by important factors, which could cause actual results to differ materially from those in the forward-looking statements, including risks associated with conducting clinical trials; the risk that safety, bioactivity, feasibility and/or efficacy demonstrated in earlier clinical or pre-clinical studies may not be replicated in subsequent studies; risk associated with the timely submission and approval of anticipated regulatory filings; the successful initiation and completion of clinical trials, including Phase III clinical trials for C-Cure® and Phase I clinical trial for NKR-2 T-cell; risks associated with the satisfaction of regulatory and other requirements; risks associated with the actions of regulatory bodies and other governmental authorities; risks associated with obtaining, maintaining and protecting intellectual property, our ability to enforce our patents against infringers and defend our patent portfolio against challenges from third parties; risks associated with competition from others developing products for similar uses; risks associated with our ability to manage operating expenses;, and risks associated with our ability to obtain additional funding to support our business activities and establish and maintain strategic business alliances and business initiatives. A further list and description of these risks, uncertainties and other risks can be found in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s prospectus filed with the SEC on June 19, 2015 and future filings and reports by the Company. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. The Company expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation. C3BS-CQR-1, C-Cure®, NKR-2 T-cell, OnCyte, Celyad®, Cardio3 BioSciences, C3BS-CQR-1, C-Cure, NKG2D CAR T-cell, C-Cathez, OnCyte, Celyad, Cardio3 BioSciences and the Cardio3 BioSciences, Celyad, C-Cathez, CHART-1, CHART-2 and OnCyte logos are signs internationally protected under applicable Intellectual Property Laws. Mayo Clinic holds equity in Celyad as a result of intellectual property licensed to the Company.

1.	FIRST HALF OF 2016 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.1.	Interim condensed consolidated statement of financial position

(€‘000)	Note	For the period ended June 30, 2016	For the period ended December 31, 2015
NON-CURRENT ASSETS		51,669	50,105

Intangible assets	3.3.3	47,858	48,789

Property, Plant and Equipment		3,618	1,136

Investment accounted for using the equity method		—	—

Other non-current assets		193	180

CURRENT ASSETS		88,324	109,419

Trade and Other Receivables		1,367	549

Grants receivables		—	104

Other current assets		926	1,254

Short term investments	3.3.4	32,338	7,338

Cash and cash equivalents	3.3.4	53,693	100,175

TOTAL ASSETS		139,993	159,525

EQUITY		96,628	111,473

Share Capital	0	32,571	32,571

Share premium	0	158,010	158,010

Other reserves		23,286	21,205

Retained loss		(117.239)	(100.313)

NON-CURRENT LIABILITIES		34,035	36,562

Finance leases & bank debt		1,204	427

Advances repayable	3.3.6	7,519	10,484

Contingent consideration payable	3.3.8	25,170	25,529

Post employment benefits	3.3.8	121	121

Other non current liabilities		21	—

CURRENT LIABILITIES		9,330	11,490

Finance leases & bank debt		538	248

Advances repayable	3.3.6	1,303	898

Trade payables	3.3.7	5,668	8,576

Other current liabilities	3.3.7	1,700	1,768

Current tax liabilities		121	—

TOTAL EQUITY AND LIABILITIES		139,993	159,525

1.2.	Interim condensed consolidated statement of comprehensive loss

		For the 6-month period ended June 30,
(€‘000)		2016	2015
Revenue		40	—

Cost of sales		(26)	—

Gross profit		14	—

Research and Development expenses	3.3.1	(15,446)	(11,542)

General administrative expenses	3.3.1	(4,740)	(3,627)

Other operating income	3.3.1	2,932	656

Other operating expense	3.3.1	(4)	(661)

Operating Loss		(17,244)	(15,174)

Financial income		548	144

Financial expenses		(228)	(249)

Share of Loss of investments accounted for using the equity method		—	(60)

Loss before taxes		(16,924)	(15,339)

Income taxes		(2)	—

Loss for the period	3.3.1	(16,926)	(15,339)

Basic and diluted loss per share (in €)	3.3.1	(1.82)	(2.10)

Other comprehensive loss

Items that will not be reclassified to profit and loss		—	—

Remeasurements of post employment benefit obligations, net of tax		—	—

Items that may be subsequently reclassified to profit or loss		—	—

Currency translation differences		—	363

Other comprehensive profit for the period, net of tax		—	363

Total comprehensive loss for the period		(16,926)	(14,976)

Total comprehensive loss for the period attributable to Equity Holders		(16,926)	(14,976)

1.3.	Interim condensed consolidated statement of changes in equity

(€‘000)	Share capital	Share premium	Other reserves	Retained loss	Total Equity
Balance as of January 1st 2015	24,615	53,302	19,424	(70,657)	26,684

Capital increase in cash	7,607	112,104	—	—	119,711
Exercise of warrants	3	16	—	—	19
Capital increase – contribution in kind	325	3,126	—	—	3,452
Share-based payments	—	7	650	—	657
Transaction costs associated with capital increases	—	(10,658)	—	—	(10,658)

Total transactions with owners, recognized directly in equity	7,935	104,595	650	—	113,180
Loss for the period	—	—	—	(15,339)	(15,339)
Currency Translation differences	—	—	363	—	363

Total comprehensive loss for the period	—	—	363	(15,339)	(14,976)

Balance as of June 30, 2015	32,550	157,897	20,437	(85,996)	124,888

(€‘000)	Share capital	Share premium	Other reserves	Retained loss	Total Equity
Balance as of January 1st 2016	32,571	158,010	21,205	(100,313)	111,473
Share-based payments		—	2,260	—	2,260

Total transactions with owners, recognized directly in equity	—	—	2,260	—	2,260
Loss for the period		—	—	(16,926)	(16,926)
Currency Translation differences		—	(179)	—	(179)

Balance as of June 30, 2016	32,571	158,010	23,286	(117,239)	96,628

1.4.	Interim condensed consolidated statement of Cash flows

	For the 6-month period ended June 30,
(€‘000)	2016	2015
Cash Flow from operating activities

Net Loss for the year	(16,926)	(15,339)

Non-cash adjustments

Depreciation	277	129

Amortisation	379	340

Share of loss in C3BS Asia Ltd consol. under equity method	—	60

RCAs – Fair value adjustment	(2,036)	661

Proceeds of grants and advances	(896)	—

Currency translation adjustment	(179)	—

Share-based payments	2,261	657

Change in working capital

Trade receivables, other receivables	(413)	623

Trade payables, other payable and accruals	(3,240)	2,303

Net cash (used in)/from operations	(20,773)	(10,566)

Cash Flow from investing activities

Acquisitions of Property, Plant & Equipment	(1,272)	(214)

Acquisitions of Intangible assets	—	(36)

Acquisition of OnCyte LLC	—	(5,186)

Disposal of fixed assets	38	—

Acquisition of short term investment	(30,000)	(5,000)

Proceeds from short term investment	5,000	—

Accquisition of BMS SA	(1,500)	—

Net cash used in investing activities	(27,734)	(10,436)
Cash flows from financing activities

Proceeds from borrowings	1,164	173

Repayments of finance leases	(134)	(84)

Proceeds from issuance of shares and exercise of warrants	—	109,282

Proceeds from RCAs & other grants	1,000	116

Repayments of advances	(4)	—

Net cash from financing activities	2,026	109,487

Net cash and cash equivalents at beginning of the period	100,175	27,633

Change in net cash and cash equivalents	(46,481)	88,485

Net cash and cash equivalents at the end of the period	53,694	116,118

2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our interim condensed consolidated financial statement. It should be read in conjunction with the unaudited financial information and the notes thereto included in this Interim Financial Report and the audited financial information and the notes thereto included in our 2015 Annual Report available on the website of the Company.

All amounts included herein with respect to the 6 months’ period ended June 30, 2016 and 2015 are derived from our interim condensed consolidated financial statements. The consolidated financial statements for the 6 months’ period ended June 30, 2016 and 2015 are prepared pursuant to International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Except for the historical information contained herein, the matters discussed in this Interim Financial Report may be deemed to be forward-looking statements that involve certain risks and uncertainties. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. In this Interim Financial Report, words such as “may,” “will,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this Interim Financial Report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this Interim Financial Report, they may not be predictive of results or developments in future periods. We caution readers not to place undue reliance on any forward-looking statements made by us, which speak only as of the date they are made.

Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Interim Financial Report, particularly under the “Risk and Uncertainties” and “Forward-looking statements” sections.

This discussion and analysis is dated as of the date of this report. We disclaim any obligation, except as specifically required by law, to publicly update or revise any such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Overview

We are a clinical-stage biopharmaceutical company focused on the identification and development of engineered cell therapies in oncology and cardiology to address diseases with high unmet medical needs. Our lead immuno-oncology candidate, NKR-2, is an engineered T-cell that utilizes the human Natural Killer Receptor NKG2D to recognize multiple ligands on the majority of solid and hematological tumors. Our lead cardiovascular candidate, C-Cure®, is an autologous cell therapy, based on the cardiopoiesis platform, for the treatment of heart failure.

NKR-2 is currently being investigated in a Phase I autologous, single-administration, dose-escalation study for the treatment of Acute Myeloid Leukemia (AML) and Multiple Myeloma (MM). Upon successful completion of this study, we intend to commence multiple-dose trials in AML, MM and solid tumors. We are also in pre-clinical development of an allogeneic version of NKR-2 for the treatment of solid and hematological tumors.

C-Cure® has been evaluated in international Phase III and Phase II trials for the treatment of ischemic heart failure. We intend to seek a partner to continue the development and commercialization of C-Cure®.

Major Events During the First Half of 2016

Immuno-Oncology Platform

The NKR-2 program achieved significant progress during the first half of 2016. We completed the second and third cohorts, and dosed the first patient in the fourth cohort, in a Phase I single administration, dose escalation trial investigating the safety and feasibility of autologous NKR-2 in AML and MM patients. No dose limiting toxicities have been reported to date. Results from the trial are expected to be available in the fourth quarter 2016.

Upon successful completion and analysis of the fourth cohort, we plan to commence multiple-dose trials in AML, MM and solid tumors around year-end. In the solid tumor portion of the trial, we intend to evaluate NKR-2 in bladder, triple-negative breast, colorectal, ovarian and pancreatic cancers. Interim data from the multiple dose trials is expected in 2H17.

In March of this year, we substantially strengthened our allogeneic intellectual property portfolio with the issuance of US Patent 9,273,283. This patent provides broad protection for our proprietary method of producing allogeneic human T-cells that are engineered to be T-Cell Receptor (TCR)-deficient and express a Chimeric Antigen Receptor (CAR). In combination with US Patent 9,181,527, which was issued in November 2015 and covers all TCR-deficient T-cells, regardless of production method, we possess a robust IP portfolio that places us in a unique position in the field of TCR-deficient T-cells for the treatment of cancer and other diseases. We plan to enter allogeneic NKR-2, which incorporates TCR Inhibitory Molecules (TIMs), into the clinic in 2H17.

We have continued to surround our immuno-oncology program with first-class resources to ensure that it reaches its full potential. In March, we announced an academic research collaboration with Institut Curie’s Immunity and Cancer Unit to benefit from their translational, pre-clinical and clinical expertise in cancer biology and immunology. In April, we announced the creation of a Scientific Advisory Board, comprised of ten of the leading international immuno-oncology experts.

In June, we were pleased to announce that a member of our immuno-oncology Scientific Advisory Board, Dr. David Gilham, decided to join Celyad full-time as Vice President of Research and Development. Dr. Gilham has been working with engineered T-Cells for twenty years and currently serves as Head of the Clinical and Experimental Immunotherapy Group at the Manchester Cancer Research Centre. He will resign from the Scientific Advisory Board and fulfill his new role in September.

Cardiovascular Platform

At the end of June, we announced the top-line results of the Phase III CHART-1 trial, evaluating C-Cure® for the treatment of ischemic heart failure. The primary endpoint of the trial was not met.

We are analyzing the data and evaluating potential options for the C-Cure® program. We are encouraged by initial indications that a subgroup of patients, representing 60% of the overall study population, within well-defined baseline end-diastolic volume parameters, receive a clinically meaningful benefit from C-Cure® therapy.

We will seek guidance from the European Medicines Agency (EMA) regarding future steps and will pursue a partner to further the development and commercialization of C-Cure®.

CHART-1 results will be outlined during a presentation in a Late Breaking Session at the European Society of Cardiology Congress on Sunday, August 28, 2016.

Corporate and Finance

During the first half of the year, we enhanced our executive management team with the hire of several experienced professionals: David Gilham – VP Research & Development; Jean-Pierre Latere – VP Business Operations & Commercialization; Richard Mountfield – VP Global Clinical Operations & Regulatory Affairs; and Graham Morrell – VP Investor Relations & Communication.

Celyad ended the first half of 2016 with €86 million in cash and short-term deposits.

Events Subsequent to Semester-End

On July 11, 2016, we announced the signing of a licensing agreement with ONO Pharmaceutical for the development and commercialization of our allogeneic NKR-2 T-cell immunotherapy in Japan, Korea and Taiwan. In exchange for granting ONO an exclusive license in these territories, ONO will pay Celyad a $12.5 million-dollar upfront payment, up to $299 million in additional milestones and a double-digit royalty based on the net sales of the licensed product in ONO’s territory.

On August 4, 2016, Mr. Danny Wong resigned amicably from Celyad’s Board of Directors in order to concentrate on his investments in Asia.

Operating Capital Requirements

We believe that our existing cash and cash equivalents, and short term investments will enable us to fund our operating expenses and capital expenditure requirements, based on the current scope of our activities, until the end of 2018. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. In any event, we will require additional capital to pursue pre-clinical and clinical activities, obtain regulatory approval for, and to commercialize our product candidates.

3.	NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.1.	General information

Celyad SA (“the Company”) and its subsidiaries (together, “the Group”) is a clinical-stage biopharmaceutical group focused on engineered cell therapy treatments with clinical programs initially targeting indications in cardiovascular disease and oncology. It seeks to address diseases with high unmet medical needs such as heart failure and cancer. Celyad is currently developing several therapeutic therapies based on two distinct technology platforms, in cardiology and oncology respectively. The group has three fully owned subsidiaries in the United States, Celyad Inc, Corquest Medical Inc and OnCyte LLC. OnCyte LLC. was acquired in January 2015.

Celyad SA was incorporated on July 24, 2007 under the name “Cardio3 BioSciences”. Celyad is a limited liability company (“Société Anonyme”) governed by Belgian law with its registered office at Axis Parc, Rue Edouard Belin 12, B-1435 Mont-Saint-Guibert, Belgium (company number 0891.118.115). The Company’s ordinary shares are listed on NYSE Euronext Brussels and NYSE Euronext Paris regulated markets and the Company’s ADS are listed on the NASDAQ Global Market under the ticker symbol CYAD.

These interim consolidated financial statements of Celyad for the six months ended June 30, 2016 (the ‘Interim period’) include Celyad SA and its subsidiaries. These statements were approved by the Board of Directors on August 23, 2016. These statements were subjected to a limited review by PwC Reviseurs d’Entreprise SCCRL, the statutory auditor of the Company.

The interim report is available to the public free of charge and upon request to the above mentioned address or via the website of the Company (http://www.celyad.com/investors).

3.2.	Summary of significant accounting policies

The significant accounting policies used for preparing the interim condensed consolidated financial statements are explained here below.

3.2.1.	Basis of preparation

The interim condensed consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), as adopted for use in the European Union, and with IAS 34, Interim Financial Reporting.

The interim condensed consolidated financial statements have been approved for issue by the Company’s Board of Directors on August 23, 2016. These financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2015 which have been prepared in accordance with IFRS.

The preparation of the Company’s financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. The principal risks during the interim period have not materially changed from those mentioned in the 2015 Annual Report available on the Company’s website (http://www.celyad.com/investors/regulated-information).

All statements and information relate to the interim period unless otherwise stated.

The interim condensed consolidated interim financial statements are presented in thousand Euros and all values are rounded to the nearest thousand (€000) except when otherwise indicated.

3.2.2.	Accounting policies

The accounting policies and methods of the Group used as of 2016 are consistent with those applied in the December 31, 2015 consolidated financial statements. The new standards, interpretations and revisions that became mandatory for Celyad on January 1st 2016 are set out in note 5.2 of the 2015 Annual Report.

Change in accounting policy - RCA accounting

Following the IFRS IC interpretation rejection regarding IAS 20 ‘Accounting for Government Grants and Disclosure for Government Assistance – Accounting for repayable cash receipt’ issued in May 2016, Celyad decided to change its accounting policy regarding its RCAs. The IFRS IC has concluded that contingently repayable cash received from a government to finance a research and development (R&D) project is a financial liability under IAS 39 ‘Financial Instruments: Recognition and Measurement’. The liability should be initially recognised at fair value and any difference between, the cash received and the fair value of the liability should be considered as a government grant, accounted for under IAS 20, ‘Government Grants’.

Previously, Celyad accounted for RCAs as government grant under IAS 20 which resulted in all cash received to be recorded as operating income. A provision for cash repayable was recognised under IAS 37 when Celyad notified the Walloon Region of its decision to exploit the outcome of the research financed.

Given the clarification issued by IFRS IC, Celyad has decided to amend its accounting policy in respect of cash advance received from the Walloon Region which are now considered, at inception, as a financial liability that should be recognised in accordance with IAS 39. In that context, Celyad has also chosen the fair value option for subsequent measurement of RCAs on the basis that all RCAs financial liabilities are managed on a fair value basis.

Such change in accounting policy requires the restatement of comparative figures. In this regards, Celyad has performed the valuation of the financial liability at 31 December 2015 and at 30 June 2016 based on assumptions regarding the probability of success for respective projects that existed as at those dates without hindsight. The assumptions included the estimation of the timing and the probability of successful commercialisation of the R&D results. In accordance with the RCA agreements, the following two components were assessed when calculating estimated future cash flows:

•	30% of the initial RCA is repayable when the company exploit the outcome of the research financed, and

•	The remaining amount is repayable based on future sales milestones and the actual cash paid-out might range from 50% to 200% of the initial RCA, including interest depending on RCA agreement.

Estimated future cash flows are discounted to their present value using discount rates ranging from 1,5 % to 12,5 % that reflect relevant risks related to each cash flow at 31 December 2015 and at 30 June 2016.

The financial liability of the comparative period has been computed and found as not materially different from the previous provision recorded under IAS 37 for advances repayable as at 31 December 2015. Consequently, there is no restatement for comparative figures and a reclassification from provision to financial liability has been made.

As per this clarification paper, RCA’s should be recognised as a financial liability in accordance with IFRS9/IAS 39. The Company applied the recommended accounting treatment retrospectively as of December 31, 2015 and no material difference was observed compared to the previous accounting treatment applied by the Company. Therefore, no restatement of the consolidated financial position of the group is required as per IAS 8. See also Note 3.3.6.

3.2.3.	Segment reporting

The chief operating decision-maker (“CODM”), who is responsible for allocating resources and assessing performance of the Group, has been identified as the Board of Directors that makes strategic decisions.

With the acquisition of Oncyte LLC and its new technology platform, the management and the CODM have determined that as from 2015, there are two operating segments, respectively the cardiology segment, regrouping the Cardiopoiesis platform, the Corquest platform and C-Cathez, and the immuno-oncology segment regrouping all assets developed based on the platform acquired from Oncyte LLC.

Although the Group is currently active in Europe and in the US, no geographical financial information is currently available given the fact that the core operations are currently still in a study phase.

No disaggregated information on product level or geographical level or any other level is currently existing and hence also not considered by the Board for assessing performance or allocating resources.

As per 30 June 2016, all of the Group non-current assets are located in Belgium, except (i) the Corquest patents and (ii) the goodwill and IPRD of Oncyte both located in the US.

During the first half of 2016, marginal revenues were generated from external customers. All revenues generated relate to sales of C-Cathez to a limited number of customers.

€‘000	For the period ended June 30, 2016
	RegenMed	Immuno- oncology	Corporate	Group Total
Revenue	40	—	—	40
Cost of Sales	(26)	—	—	(26)
Gross Profit	14	—	—	14
Research & Development expenses	(10,146)	(5,300)	—	(15,446)
General & Administrative expenses	—	—	(4,740)	(4,740)
Other operating income & expenses	2,280	648	—	2.928
Operating Profit (Loss)	(7,852)	(4,652)	(4,740)	(17,244)
Net financial income	—	—	320	320
Profit (Loss) before taxes	—	—	—	(16,924)
Income Taxes	—	—	(2)	(2)
Profit (Loss) of the period	(7,852)	(4,652)	(4,422)	(16,926)

3.2.4.	Off-Balance Sheet Arrangements

As of the date of this report and also for the periods presented, we did not have any off-balance sheet arrangements.

3.2.5.	Capital Expenditures

We do not capitalize our research and development expenses until we receive marketing authorization for the applicable product candidate. As of end of June 2016, all research and development expenditures are accounted for as operating expenses.

3.3.	Notes to the financial statements

3.3.1.	Results of operations - Comparison of the 6-month period ended June 30, 2016 and June 30, 2015

Revenue

Except for C-Cathez, all the Celyad’s products are in development phase. We do not expect to generate material revenue until we receive regulatory approval for one of our drug product candidate. In the period ending June 30, 2016, there were limited revenue generated on sales of C-Cathez.

Research and development expenses

The following table is a summary of manufacturing expenses, clinical, quality and regulatory expenses and other research and development expenses, which are aggregated and presented as research and development expenses in our consolidated financial statements.

(€‘000)	For the 6-month period ended June 30
	2016	2015
Employee expenses	4,297	2,902
Clinical studies	2,538	3,626
Consulting fees	2,537	1,059
Preclinical studies	2,370	1,364
Share base Payment	1,224	—
Research supplies	800	1,323
Depreciation and amortization	653	468
Rent and utilities	469	323
Travel and living	375	220
Freight costs	6	277
Capitalization of C-Cathez development costs	—	(36)
Others	177	16

Total R&D expenses	15,446	11,542

Compared to the 6-month period of 2015, the Research and development expenses increased by €3.9 million. This increase is mostly explained by the following captions; payroll, industrialization and process development, preclinical expenses and share base payments. Over the first semester of 2016, most of the R&D efforts of the Company were focused on the development of our immuno-oncology platform, reflecting the company strategy on its mid term positioning.

The R&D headcount increased by 14 heads compared to the June 30, 2015. The industrialization of the production process of C-Cure entered into final phase beginning of 2016, hence a significant increase of the consulting fees. A lot of GLP and non-GLP preclinical trials were initiated and completed over the first half of 2016, on both NKR-T and C-Cure platforms. The former to prepare for future clinical development. The latter to prepare the market approval application towards the EMA.

In November 2015, the Company issued a new warrant plan. Warrants were granted to all employees. Non cash expenses associated to the several warrant plans are since January 1st 2016 allocated between R&D and G&A departments.

General and Administrative

(€‘000)	For the 6-month period ended 30 June
	2016	2015
Employee expenses	1,344	1,198
Consulting fees	1,238	505
Share-based payment	1,035	657
Communication & Marketing	444	500
Rent	356	331
Travel & Living	167	111
Other	156	325

Total General and administration	4,740	3,627

General and administrative expenses increased by €1.1 million over the six-month period ending June 30, 2016 as compared to the same period in 2015. This variance primarily relates to the increase of consulting expenses associated to different initiatives taken by the Company over 2016: hiring new employees, new Board compensation scheme, strategic exercise on the Company long term positioning, SOX compliance and legal expenses to support business development activities.

Other operating income and expenses

(€‘000)	For the 6-month period ended June 30
	2016	2015
Proceeds from Recoverable cash advances (RCAs)	144	471
Subsidies	—	185
Change in fair value estimates	2,788	—

Total Other Operating Income	2,932	656

RCAs – Fair value adjustment		661
Other	4	—

Total Other operating expenses	4	661

Other operating income increased by €2.3 million over the six-month period ending June 30, 2016 as compared to the same period in 2015. The proceeds received on RCA and subsidies decreased by €0.5 million. The net increase of the Other operating income resulted from a change in estimates in the fair value calculation of the liabilities associated to the RCA’s. The management reviewed conservatively the time to commercialization of C-Cure based on the outcome of CHART-1 trial. As a consequence, the fair value the liabilities decreased, resulting in a derecognition of liabilities recorded in the past years.

Operating loss

As a result of the foregoing, our operating loss increased by €2.1 million over the six-month period ending June 30, 2016 as compared to the same period in 2015, totaling €17.2 million at June 30, 2016.

Financial income and financial expenses

Financial income is mainly composed of interest income on short term deposits. Financial expenses are mainly composed of currency exchange difference. The increase of the interest income is explained by the average cash position of the Company over the first half of 2016.

Cardio3 BioSciences Asia was deconsolidated in 2015, hence no amount recorded in “Share of Loss of investment accounted for using the equity method” in 2016.

Loss for the year

As a result of the foregoing, our loss for the six-month period increased by €1.6 million from €15.3 million as at June 30, 2015 to €16.9 million as at June 30, 2016.

Loss per share

The loss per share is calculated by dividing loss for the year by the weighted average number of ordinary shares outstanding during the period. As the Group is incurring net losses, outstanding warrants have an anti-dilutive effect. As such, there is no difference between the basic and the diluted earnings per share. In case the warrants would be included in the calculation of the loss per share, this would decrease the loss per share.

(€‘000)	As of June 30,
	2016	2015
Loss of the period attributable to Equity Holders	(16,926)	(15,339)
Weighted average number of shares outstanding	9,313,603	7,312,788

Earnings per share (non-fully diluted)	(1.82)	(2.10)

3.3.2.	Liquidity and capital resources

Our liquidity requirements primarily relate to the funding of research & development and general & administrative expenses and working capital requirements. We monitor our risk to a shortage of funds using a monthly liquidity planning tool. Our objective is to maintain a balance between continuity of funding and flexibility through the use of bank deposits and finance leases.

As of December 2015, we have funded our operations through several private and public investments for a total of €213.5 million (respectively €42.0 million and € 171.5 million). We also received non-dilutive funding from governmental bodies and received cash proceeds from subsidies and RCAs totaling €20.3 million.

There is no capital increase made over the first half of 2016.

In 2016, we contracted a bank debt of €0.8 million to finance the move to the Group new headquarters. Also, some of our capital expenditures related to laboratory and office equipment are financed with 3 and 4-year maturity finance leases.

Amounts due to the Walloon Region, booked as advances repayable, at June 30, 2016 correspond to the fair value of the funding received under several RCAs, dedicated to supporting specific development programs related to C-Cure, C-Cathez and NKR-T. We are exposed to liabilities and contingent liabilities as a result of the RCAs we have received from the Walloon Region and the license agreement executed with Celdara Medical LLC. Out of the RCA contracts pending as of June 30, 2016, € 18.2 million has been effectively paid out.

The following table sets forth our condensed interim consolidated cash flows information for the 6-month period ended June 30, 2016 and 2015.

(€‘000)	For the 6-month period ended June 30
	2016	2015
Net cash used in operations	(20,773)	(10,566)
Net cash used in investing activities	(27,734)	(10,436)
Net cash from financing activities	2,026	109,487

Net increase in cash and cash equivalents	(46,481)	88,485

The cash outflow resulting from operating activities amounted to €20.8 million end of June 2016 versus €10.6 million for the first half of 2015. This increase primarily resulted from the increase of the operating expenses and the working capital requirements.

Cash flow from investing activities represented a net cash outflow of €27.7 million as of 30 June 2016. Cash outflows from investing activities in 2016 were the investments in short term deposits for a total amount of €30,0 million, the acquisition of Biological Manufacturing Services SA (BMS) for €1.5 million and the acquisitions of tangible assets for a total of €1.3 million. Cash inflows over the period amounted to €5.0 million and corresponding to proceeds from short terme deposits.

The acquisition of BMS was accounted for as an asset deal. The fair value of the assets acquired is concentrated in one identifiable asset, i.e. the GMP laboratories. The difference between the purchase price and the net assets of BMS at the date of acquisition is then allocated entirely to the Property, Plant and Equipment.

Cash flow from financing activities represented a net cash inflow of €2.0 million in the first half of 2016 compared to €109.5 million for the same period in 2015. The cash inflows of 2016 resulted from proceeds from borrowing, financial leases and recoverable cash advances.

3.3.3.	Intangible assets

(€‘000)	As of June 30 2016	For the period ended December 31 2015
Oncyte IP	37,715	38,254
Mayo License	6,934	7,229
CorquestIP	1,368	1,410
C-Cath development costs	838	871
Goodwill	989	1,003
Other intangible assets	14	22

Total Intangible assets	47,858	48,789

3.3.4.	Cash position

(€‘000)	As of June 30 2016	As of December 31 2015
Short term investment	32,338	7,338
Cash and cash equivalent	53,693	100,175

Total cash position	86,031	107,513

Cash and cash equivalents in the statement of financial position comprise cash at banks and short-term deposits with an original maturity of less than 12 months. The Group has increased the amounts invested in short term deposits over the first half of 2016.

3.3.5.	Capital and share premium

(€‘000)	For the period ended
	June 30, 2016	December 31, 2015
Capital	32,571	32,571
Share premium	158,010	158,010

Outstanding shares	9,313,603	9.313.603

As of June 30, 2016, the share capital amounts to €32.571k represented by 9,313,603 with a nominal value of €3.50. This number does not include warrants issued by the Company and granted to certain directors, employees and non-employees of the Company.

There was no capital increase over the course of the first semester 2016.

As of June 30, 2016 all shares issued have been fully paid.

3.3.6.	Advances repayable

(€‘000)	As of June 30, 2016	As of December 31, 2015
Total Non-Current portion	7,519	10.484

Total Current potion	1,303	898

In May 2016, the IFRS Interpretation Committee issued clarification on the accounting treatment of the Recoverable Cash Advances (RCA’s). As per this clarification paper, RCA’s should be recognised as a financial liability in accordance with IFRS9/IAS 39. The Group is applying this new accounting treatment as from January 1st 2016. There was no restatement of the 2015 consolidated financial position of the Group as no material difference was observed when applying retrospectively the new recommended accounting treatment to the liability as of December 31, 2015.

The decrease in the non-current part of the advances repayble is explained by the change in estimates (time to commercialization) in the fair value of the recoverable cash advances associated to the contracts related to C-Cure and C-Cathez, as a result of the outcome of the CHART-trial. Fair value of these instruments is estimated by using the discounted cash flows method.

As of June 30, 2016, the maximum undiscounted amount the Group may have to reimburse to the Region amounts to €12.9 million.

3.3.7.	Trade payables and other current liabilities

(€‘000)	As of June 30 2016	As of December 31 2015
Total trade payables	5,668	8.576
Other current liabilities
Social security	358	301
Payroll accruals and taxes	1,205	1.300
Other current liabilities	137	167

Total other current liabilities	1,700	1.768

3.3.8.	Other non-current liabilities

(€‘000)	As of June 30 2016	As of December 31 2015
Contingent consideration	25,170	25.529
Post-employment benefits	121	121
Other	21	—

Total other non current liabilities	25,312	25.650

The contingent consideration refers to the acquisition of Oncyte LLC and corresponds to the potential remaining part of the purchase price based on future outcome of the development of the assets acquired and potential future sales estimated through a risk adjusted net present value.

3.3.9.	Related party transactions

The compensation amounts presented below, awarded to the members of the Board of Directors and the Executive Management Team of the Company, were recorded as expenses in the period referenced.

(€‘000)	For the 6-month period ended June 30
	2016	2015
Independent directors’ fees	219	15
Share based payments	346	47
Total compensation to the Board of Directors	565	62

Management fees	1,129	668
Short term employee benefits	374	326
Share based payments	1,196	234

Total compensation to the Executive Management Team	2,699	1,228

3.3.10.	Subsequent events

On July 11, 2016, we announced the signing of an exclusive license agreement with the leading Japanese immuno-oncology company, ONO Pharmaceutical Co., Ltd., for the development and commercialization of Celyad’s allogeneic NKR-2 T-cell immunotherapy in Japan, Korea and Taiwan.

In exchange for granting ONO an exclusive license in these territories, ONO paid Celyad an upfront payment of JPY 1.25 billion

(€11.25 million). Under the terms of the agreement, Celyad is also entitled to receive up to JPY 30.1 billion (€270.75 million) in additional milestones and a double-digit royalty based on the net sales of the licensed product in ONO’s territory.

This license agreement opens new markets to Celyad and expands the global footprint of its NKR-2 T-cell cancer immunotherapy treatment and potentially for other disease conditions.

Under the terms of the agreement, Celyad will continue developing its allogeneic NKR-2 T-cell immunotherapy in the EU and US territories, and ONO will be responsible for future development and commercialization in ONO’s territories (Japan, Korea and Taiwan). Both companies will also explore the opportunity to collaborate to collectively run global registration trials and combination trials. In addition, Celyad grants to ONO an exclusive option to license for development and commercialization of its autologous NKR-2 T cell product in the above ONO territories.

On August 4, 2016, Mr. Danny Wong resigned amicably from Celyad’s Board of Directors in order to concentrate on his investments in Asia.

4.	RISKS AND UNCERTAINTIES

The following key risks and uncertainties for the Group described here below are those, currently known and specific to us. If any of these risks materialize, our business, financial condition or results of operations could suffer:

•	We have incurred net losses in each period since our inception and anticipate that we will continue to incur net losses in the future.

•	We have generated only limited revenue from sales of C-Cathez to date, and do not expect to generate material revenue until we receive regulatory approval for one of our drug product candidates.

•	We may encounter substantial delays in our clinical trials or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.

•	Our drug product candidates may cause undesirable side effects or have other properties that could halt their clinical development, prevent their regulatory approval, limit their commercial potential, or result in significant negative consequences.

•	Clinical development is a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials as well as data from any interim analysis of ongoing clinical trials may not be predictive of future trial results. Clinical failure can occur at any stage of clinical development.

•	Cell-based therapies rely on the availability of specialty raw materials, which may not be available to us on acceptable terms or at all.

•	We depend on intellectual property licensed from third parties and termination of any of these licenses could result in the loss of significant rights, which would harm our business.

•	We believe that we were a passive foreign investment company for our 2015 taxable year, and expect that we may be a passive foreign investment company in other future taxable years. U.S. holders of the ADSs may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

This list is not exhaustive and we recommend that you read the detailed analysis of the risks that the Group faces set out in the Company’s 2015 Annual Report. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. The Company expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

5.	REPORT OF THE AUDITOR

To the Board of Directors of Celyad SA

Statutory auditor’s report on review of condensed consolidated interim financial information for the period ended 30 June 2016

Introduction

We have reviewed the accompanying condensed consolidated interim financial information of Celyad SA and its subsidiaries (the “Group”) as of 30 June 2016, which comprises the interim condensed consolidated statement of financial position as of 30 June 2016 and the interim condensed consolidated statement of comprehensive loss, the interim condensed consolidated statement of changes in equity and the interim condensed consolidated statement of cash flows for the six-month period then ended, as well as the explanatory notes. The board of directors is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with IAS 34 as adopted by the European Union. Our responsibility is to express a conclusion on this condensed consolidated interim financial information based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity”. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information is not prepared, in all material respects, in accordance with IAS 34 as adopted by the European Union.

Liège, 23 August 2016

PwC Reviseurs d’Entreprises SCCRL

Represented by

Patrick Mortroux

Partner

Financial calendar

Third quarter 2016 Business Update	November 18, 2016

Full year results 2016	March 23, 2017

Annual shareholders meeting	May 5, 2017